Exhibit 99.1

New Gold Reports First Quarter Financial Results

TORONTO--(BUSINESS WIRE)--April 29, 2020--April 29, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports first quarter results for the Company as of March 31, 2020. An earnings conference call and webcast will begin at 8:30 am Eastern Time to discuss the first quarter financial results. (Details provided at the end of this news release).

(For detailed information, please refer to the Company’s First Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and the MD&A. All amounts are in U.S. dollars unless otherwise indicated).

First Quarter Highlights

  Total production for the first quarter was 103,435 gold equivalent (gold eq.) ounces (66,790 ounces of gold, 131,417 ounces of silver and 18.5 million pounds of copper).
  Revenues for the quarter were $142 million.
  Operating expense for the quarter was $864 per gold eq. ounce.
  Total cash costs1,2 for the quarter were $916 per gold eq. ounce.
  All-in sustaining costs (AISC)1,2 for the quarter were $1,446 per gold eq. ounce.
  Net loss from operations for the quarter was $28 million ($0.04 per share).
  Adjusted net loss2 for the quarter was $18 million ($0.03 per share).
  Cash generated from operations for the quarter was $51 million ($0.08 per share). Operating cash flow generated from operations for the quarter, before non-cash changes in working capital2, was $47 million ($0.07 per share).
  As of the end of the quarter, the Company had available liquidity of approximately $600 million, including approximately $400 million in cash and cash equivalents.
  On April 15, 2020, the Company announced that due to the rapidly changing and unpredictable environment caused by the spread of the COVID-19 virus, guidance for 2020 has been withdrawn.

“We are encouraged by the financial results for the quarter as they were impacted by the 2-week suspension at Rainy River in the latter part of March, and the enhanced COVID-19 safety protocols put in place at both operations. Following the close of a strategic $300 million partnership with the Ontario Teachers' Pension Plan, the Company now has a strong liquidity position of $600 million, which is more than adequate to fund our business during this COVID-19 period.” stated Renaud Adams, CEO. “Throughout this challenging time, New Gold will continue to prioritize the safety and well-being of our employees and local communities and we will continue to work with local governments as well as our Indigenous and community leaders to implement and coordinate actions to reduce the risk of the spread of COVID-19.”

1. “Total cash costs per gold equivalent ounce” and “AISC per gold equivalent ounce” are calculated using gold equivalent ounces sold.

2. Refer to the “Non-GAAP Performance Measures” section of this press release.

Financial Highlights
	Q1 2020	Q1 2019
Revenue	142.3	167.9
Net earnings (loss), per share	(0.04)	(0.02)
Adj. net earnings (loss)[1] per share	(0.03)	0.00
Operating cash flow, per share	0.08	0.13
Adj. operating cash flow[1], per share	0.07	0.12
Refer to the “Non-GAAP Performance Measures” section of this press release.

  Revenues for the quarter were $142 million, a decrease compared to the prior year quarter due to a decrease in gold and copper sales volumes, including the impact of the 12-day suspension at the Rainy River mine, and a decrease in copper prices, partially offset by an increase in gold prices. Sales volumes in the prior-year period were 10% higher than production primarily due to the timing of shipment and sales.
  Operating expenses for the quarter were consistent with the prior-year quarter.
  Net loss for the quarter was $28 million ($0.04 per share), an increase in loss over the prior year quarter primarily due to lower revenues.
  Adjusted net loss for the quarter was $18 million ($0.03 per share), which is an increase in loss over the prior year quarter primarily due to lower revenues.

Operational Highlights
	Q1 2020	Q1 2019
Gold eq. production (ounces)[1]	103,435	123,263
Gold production (ounces)	66,790	79,398
Copper production (Mlbs)	18.5	19.5
Average realized gold price, per ounce[2]	1,458	1,301
Average realized copper price, per pound[2]	2.56	2.79
Operating expense, per gold eq. ounce	864	645
Total cash costs, per gold eq. ounce[2]	916	697
Depreciation and depletion per gold eq. ounce	507	457
AISC, per gold eq. ounce[2]	1,446	1,083
Sustaining capital and sustaining leases ($M)[2]	49.1	44.8
Growth capital ($M)[2]	19.0	7.8
  Total gold equivalent ounces include silver and copper produced (excluding production from the Cerro San Pedro Mine) converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
  Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Highlights
Rainy River Mine	Q1 2020	Q1 2019
Gold eq. production (ounces)[1]	51,106	62,278
Gold eq. sold (ounces)	53,538	71,483
Gold production (ounces)	50,381	61,557
Gold sold (ounces)	52,782	70,695
Average realized gold price, per ounce	1,455	1,295
Operating expense, per gold eq. ounce	1,060	801
Total cash costs, per gold eq. ounce	1,060	801
Depreciation and depletion per gold eq. ounce	661	303
AISC, per gold eq. ounce	1,755	1,330
Sustaining capital and sustaining leases ($M)[2]	35.7	36.6
Growth capital ($M)	0.1	3.8
  Gold equivalent ounces for Rainy River in Q1 2020 includes 61,265 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
  Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020
Tonnes mined per day (ore and waste)	108,392	111,679	114,544	111,078	136,124	127,684
Ore tonnes mined per day	33,687	15,739	21,368	18,220	19,485	26,012
Operating waste tonnes per day	47,128	62,955	82,488	75,206	74,020	75,596
Capitalized waste tonnes per day	25,576	32,986	10,688	17,652	42,619	26,077
Total waste tonnes per day	74,705	95,941	93,176	92,858	116,639	101,673
Strip ratio (waste:ore)	2.22	6.10	4.36	5.10	5.99	3.91
Tonnes milled per calendar day	17,934	19,725	21,117	24,500	22,521	18,441
Gold grade milled (g/t)	1.25	1.19	1.15	1.14	0.85	1.03
Gold recovery (%)	86	90	93	91	91	90
Mill availability (%)	77	89	88	88	89	91
Gold production (oz)	227,284	61,557	66,013	75,080	51,122	50,381
Gold eq. production[1] (oz)	230,349	62,278	66,765	76,092	51,915	51,106
Gold equivalent ounces for Rainy River in Q1 2020 includes 61,265 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.

  The Rainy River mine completed a temporary two-week shutdown from March 20 to April 2 that allowed the local workforce to follow a 14-day period of self-isolation relating to travel outside of Canada. On April 3, operations resumed with operations gradually ramping up over the coming weeks. (refer to the Company's April 3, 2020 press release for further information)
  The mine is currently utilizing its local workforce and will steadily ramp-up operations over the coming weeks as we continue to assess different scenarios to safely reintroduce the non-local workforce into the daily operations to enhance our drilling and maintenance capacity. To date, the mine is averaging approximately 100,000 tonnes per day, which is approximately 70% of the productivity achieved prior to the shutdown.
  The mill facility has been restarted and is currently processing ore directly supplied by the open pit mine combined with ore from the medium grade stockpile and is operating at full capacity.
  For the first quarter, the mine reported gold eq. production of 51,106 ounces (50,381 ounces of gold and 61,265 ounces of silver), including 12-days of downtime related to the suspension of operations.
  Operating expenses and total cash costs were $1,060 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter primarily due to an increase in operating waste tonnes mined as well as lower production and sales as a result of planned lower grade ore mined and processed.
  Depreciation and depletion was $661 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter primarily due to decreased reserves and shorter mine life when compared to the prior year.
  Sustaining capital and sustaining lease payments for the quarter were $35.7 million, including $6.6 million of capitalized mining costs. During the quarter, sustaining capital activities included advancement of the planned tailings dam raise, preparation for wick drain installation for stabilization of the east waste dump, ongoing construction of the maintenance and warehouse facilities, as well as the installation of a bio-chemical reactor (BCR2) that will allow for discharge of water, currently scheduled to begin in Q2 2020.
  AISC were $1,755 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter, primarily due to lower gold eq. ounces sold in the quarter.
  During the quarter, approximately 2.4 million ore tonnes and 9.3 million waste tonnes (including 2.4 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.91:1. Prior to the suspension of operations, the open pit was mining an average of approximately 140,000 tonnes per day.
  Mill throughput for the quarter averaged 18,441 tonnes per day, including the 12-days of downtime related to the suspension of operations in the quarter, as well as completion of maintenance projects and adjustments related to the grinding circuit early in the quarter. Adjustments to the grinding circuit, including the commissioning of the pebble crusher were required to process harder ore feed, which contributed to lower run rates in January. Mill productivity achieved target levels in February and early March (prior to the suspension) averaging approximately 23,800 tonnes per day, in-line with the first quarter target range of 24,000 tonnes per day.
  Mill availability for the quarter averaged 91%, excluding the 12-days of downtime, in-line with plan.
  Gold recovery averaged 90% for the quarter, slightly above planned levels.
  Exploration activities included exploration reconnaissance target definition and drill campaign planning, aimed to commence upon the receipt of the required permits.

New Afton Highlights
New Afton Mine	Q1 2020	Q1 2019
Gold eq. production (ounces) [1]	52,329	60,986
Gold eq. sold (ounces)	50,398	63,216
Gold production (ounces)	16,409	17,841
Gold sold (ounces)	15,991	18,617
Copper production (Mlbs)	18.5	19.5
Copper sold (Mlbs)	17.7	20.2
Average realized gold price, per ounce[2]	1,464	1,327
Average realized copper price, per pound[2]	2.56	2.79
Operating expense, per gold eq. ounce	655	468
Total cash costs, per gold eq. ounce[2]	762	578
Depreciation and depletion per gold eq. ounce	334	630
AISC, per gold eq. ounce[2]	1,033	714
Sustaining capital and sustaining leases ($M)[2]	13.3	8.0
Growth capital ($M) [2]	10.8	2.6
  Gold equivalent ounces for New Afton in Q1 2020 includes 18.5 pounds of copper and 70,152 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.
  Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

New Afton Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020
Tonnes mined per day (ore and waste)	16,156	15,824	16,357	15,773	14,539	16,727
Tonnes milled per calendar day	14,668	14,759	14,992	15,572	15,861	15,377
Gold grade milled (g/t)	0.53	0.50	0.53	0.43	0.42	0.45
Gold recovery (%)	85	83	83	80	79	81
Gold production (oz)	77,329	17,841	19,203	16,007	15,734	16,409
Copper grade milled (%)	0.87	0.80	0.86	0.76	0.70	0.73
Copper recovery (%)	83	83	83	84	81	82
Copper production (Mlbs)	85.1	19.5	21.6	20.1	18.3	18.5
Gold eq. production[1] (oz)	279,755	60,986	65,791	52,807	49,507	52,329
  Gold equivalent ounces for New Afton in Q1 2020 includes 18.5 pounds of copper and 70,152 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

  The mine produced 52,329 gold eq. ounces for the quarter (16,409 ounces of gold, and 18.5 million pounds of copper).
  Operating expenses and total cash costs for the quarter were $655 per gold eq. ounce, and $762 per gold eq. ounce, respectively, which is an increase from the prior-year quarter primarily due to higher tonnes mined as well as lower gold eq. ounces as a result of lower gold and copper production in the quarter.
  Depreciation and depletion was $334 per gold eq. ounce for the quarter, which is a decrease from the prior-year quarter as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.
  Sustaining capital and sustaining lease payments for the quarter were $13.3 million, primarily related to B3 mine development and advancement of the planned tailings dam raise.
  AISC were $1,033 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter due to higher total cash costs, higher sustaining capital expenditures, as well as an lower gold eq. ounces as a result of lower gold and copper production in the quarter.
  Growth capital was $10.8 million for the quarter, primarily related to C-zone development and the Thickened and Amended Tailings ("TAT") project.
  During the quarter, total development towards the B3 and C-zone advanced by approximately 1,231 metres.
  B3 and C-zone development may be reduced in the coming weeks due to the implementation of COVID-19 protocols, which will temporarily impact productivity levels.
  The underground mine averaged 16,727 tonnes per day for the quarter.
  The mill averaged 15,377 tonnes per day for the quarter, at an average gold and copper grade of 0.45 g/t gold and 0.73% copper, respectively, at gold and copper recoveries of 81% and 82%, respectively. During the quarter, lower than planned copper grades were mined in a portion of the Lift 1 east cave, primarily due to higher than expected dilution rates that were encountered. The Company will continue to review the causes of the lower grade and potential impact.
  Exploration activities in the quarter included underground delineation drilling on the East Extension zone and refinement of exploration targets for the planned drilling campaign within the Cherry Creek Trend area.

First Quarter 2020 Conference Call and Webcast
The Company will host a webcast and conference call on Wednesday, April 29, 2020 at 8:30 am (EDT) to discuss the Company’s first quarter financial and operating results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=615FC5AC-FAB0-45B9-90A9-32381B1CFF2A
  Participants may also listen to the conference call by calling toll free 1-877-255-3077, or 1-647-689-6603 outside of the U.S. and Canada, passcode 3881419.
  A recorded playback of the conference call will be available until May 29, 2020 by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 3881419. An archived webcast will also be available until April 29, 2021 at www.newgold.com

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s anticipated course of action at the Rainy River mine and the gradual ramp-up of operations; the Company’s ability to reduce the risk of the spread of COVID-19; the Company’s review of lower than planned copper grades at New Afton; and the adequacy of the Company’s liquidity position.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River mine and the systematic ramp-up of operations; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; difficulties in the gradual ramp-up of operations at the Rainy River Mine due to various factors, including lack of availability of manpower or equipment. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the ramp-up of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

This news release was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this news release may not be comparable to similar information made public by United States companies. Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Non-GAAP Financial Performance Measures

All-in sustaining costs (AISC) per gold eq. ounce, total cash costs per gold eq. ounce, sustaining capital, sustaining lease and growth capital, Adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital and Sustaining Lease

"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold eq. ounce" is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure. Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement and other nonrecurring items. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the three months ended March 31, 2020 filed at www.sedar.com and on EDGAR at www.sec.gov.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com